SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem’s Reverse Split of Shares

São Paulo, Brazil, May 13, 2005 - As previously informed to the market in the Shareholders Announcement of April 05, 2005 and in the “Relevant Fact” of March 15, 2005, Braskem reminds its shareholders and investors that, as of Monday - May 16, 2005 - the current ratio of Braskem’s class A preferred shares per ADS (BAK) - of one (1) ADS representing one thousand (1,000) class A preferred shares - will be changed into one (1) ADS representing two (2) class A preferred shares of the Company. Therefore, as of May 16, 2005, Braskem’s ADS quotation will correspond initially, to the closing quotation of May 13, 2005 divided by 2 (two).

This change is a result of a simultaneous two hundred and fifty (250) to one (1) reverse stock-split in the Brazilian market and a 100% ADR distribution in the U.S. market, whereby for each one (1) ADS held, the holder will receive an additional one (1) ADS.

For more details, please refer to the respective “Corporate Action” circular of Braskem’s depositary bank in the USA - the Bank of New York - dated May 6, 2005.

For more information, please contact:

José Marcos Treiger	Luiz Henrique Valverde
Investors Relations	Investors Relations
Director	Manager
Tel: (55 11) 3443 9529	Tel: (55 11) 3443 9744
jm.treiger@braskem.com.br	luiz.valverde@braskem.com.br

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer